Via Facsimile and U.S. Mail
Mail Stop 6010

October 25, 2006

Charles P. Slacik
Executive Vice President
And Chief Financial Officer
Watson Pharmaceuticals, Inc.
311 Bonnie Circle
Corona, California 92880-2882

Re: Watson Pharmaceuticals, Inc.
**   Form 10-K for Fiscal Year Ended December 31, 2005**
**   Filed March 10, 2006**
**   File No. 001-13305**

Dear Mr. Slacik:

    We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Jim Atkinson
Accounting Branch Chief